Filed Pursuant to Rule 433

Registration No. 333-171519

Term Sheet dated November 28, 2012

3.125% Senior Guaranteed Notes due 2016

Guaranteed by Certain Subsidiaries of Ally Financial Inc.

Issuer:	Ally Financial Inc. (“Ally”)
Guarantors:	Ally US LLC, IB Finance Holding Company, LLC and GMAC Continental Corporation, each a subsidiary of Ally
Expected Ratings:	B1 / B+ / BB- (Moody’s/S&P/Fitch)
Title of Securities:	3.125% Senior Guaranteed Notes due 2016 (the “Notes”)
Legal Format:	SEC Registered
Trade Date:	November 28, 2012
Settlement Date:	December 3, 2012 (T+3)
Final Maturity Date:	January 15, 2016
Aggregate Principal Amount:	$500,000,000
Gross Proceeds:	$497,225,000
Underwriting Discount:	0.875%
Net Proceeds to Ally before Estimated Expenses:	$492,850,000
Coupon:	3.125%
Issue Price:	99.445%
Benchmark Treasury:	0.375% due November 15, 2015
Benchmark Treasury Yield:	0.340%

Spread to Benchmark Treasury:	+297.3 bps
Yield to Maturity:	3.313%
Interest Payment Dates:	Semi-annually, in arrears on January 15 and July 15 of each year, until maturity, commencing July 15, 2013

Optional Redemption:	None
Day Count Convention:	30/360; Unadjusted, Following Business Day convention
Business Days:	New York

CUSIP/ISIN Numbers:	CUSIP: 02005NAN0
ISIN: US02005NAN03

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co.

Co-Managers:

Credit Agricole Securities (USA) Inc.

Lloyds Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

Blaylock Robert Van, LLC

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

Denominations:	$2,000 x $1,000

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.